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U.S. Securities and Exchange commission
Washington, D.C. 20549

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FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 (17 CFR.17f-2)

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1.  Investment company Act File Number:                       Date examination completed:

               814-124                                           November 20, 2002
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2.  State Identification Number:

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
AL RC29300025   AK 93-00839      AZ S-0032159- AR 92-L604      CA 505-6486   CO RF-93-05-
                                    QUAL                                        308
CT S021143      DE               DC            FL 39148-001    GA 56891497   HI
ID 42609        IL 9428215       IN 92-0676    IA I-29639      KS 905000021  KY 28716
LA 28195        ME 93-1606       MD SR920480   MA 94-3355      MI 103217     MN R36213
MS FI-92-11-001 MO 1992-01099    MT            NE              NV R92-155    NH
NJ SR-7107      NM P942354       NY            NC 776          ND E899       OH 87100
OK I-37863      OR 92-1029       PA 92-11-8C   RI              SC 41064      SD 19285
TN RM94-3287    TX C41440-000-01 UT A23677-06  VT 11/17/92-04  VA            WA C-35256
WV I-17491      WI 270232-01     WY            PUERTO RICO
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Other (specify):

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3. 	Exact name of investment Company as specified in registration statement:

Technology Funding Medical Partners I, L.P.
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4. 	Address of principal executive office:  (number, street, city, state, zip code)

1107 Investment Blvd, Suite 180, Eldorado Hills, CA 95762
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To the Managing General Partners of:
Technology Funding Partners III, L.P.,
Technology Funding Venture Partners IV, An Aggressive Growth
Fund, L.P.,
Technology Funding Venture Partners V, An Aggressive Growth
Fund, L.P.,
Technology Funding Medical Partners I, L.P. and,
Technology Funding Venture Capital Fund VI, LLC


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940, that Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P., Technology Funding Medical Partners I, L.P., and Technology Funding Venture Capital Fund VI, LLC (collectively, the "Funds") complied with the requirements of subsections (b) and (c) of rule 17f-2 fn 15 under the Investment Company Act of 1940 (the Act) as of November 20, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 20, 2002, and with respect to agreement of security purchases and sales, for the period from September 19, 2002, through November 20, 2002.

            Count and inspection of all securities located in the vault of Borel Bank in without prior notice to management;
            Reconciliation of all such securities to the books and records of the Funds and the Custodian
         Agreement of 3 security purchases and 3 security sales or maturities since September 19, 2002 from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of November 20, 2002, with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Managing General Partners, management of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Albuquerque, New Mexico
December 16, 2002


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MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P., Technology Funding Medical Partners I, L.P. and Technology Funding Venture Capital Fund VI, LLC (collectively, the "Funds") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 19, 2002, and from December 31, 2001 through September 19, 2002.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 19, 2002, and from December 31, 2001 through September 19, 2002, with respect to securities reflected in the investment account of the Funds.


Technology Funding Limited

By:

/s/Charles R. Kokesh
__________________________
Charles R. Kokesh
Managing General Partner
December 16, 2002